May 6, 2005


Ms. Michele Gohlke
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C.  20549


Via EDGAR

Re:      ZEVEX International, Inc
         Form 10-K for the Year Ended December 31, 2004 and Related Filings File No. 001-12965

Dear Ms. Gohlke:

We have reviewed your letter dated April 26, 2005 relating to the review of ZEVEX International, Inc. Form 10-K for the Year Ended December 31, 2004 and Related Filings and provide you with the following responses. In each instance, we have included your comment and then followed it with our response.

Comment:

Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures

1. We note your disclosure that "Based on that evaluation, and subject to the limitations noted below, our management concluded that our disclosure controls and procedures are effective to ensure that material information about us and our subsidiaries is made known to management by others in our company on a timely basis for preparation of our periodic reports ... we note that controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of controls and procedures are met." Please address the following comments:

a) By stating that your conclusion is "subject to the limitations noted below," it does not appear that your management has reached an unqualified conclusion that your controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

b) The language that is currently: included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

         c) Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to
                  Section II.FA of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

2. We note your disclosure that "there have been no significant changes in our internal control over financial reporting during the fourth quarter of 2004 or in other factors that could significantly affect those controls." Revise future filings to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response to comments 1.a), 1.b), 1.c) and 2. - Item 9A. Controls and Procedures of Form 10-K for the Year Ended December 31, 2004

We acknowledge your comments regarding items 1.a), 1.b), 1.c) and 2., and have revised our disclosure in future filings beginning with the filing of our Form 10-Q for the Period Ending March 31, 2005 to the following disclosure:

      Our management, including our CEO and CFO, has evaluated the effectiveness of our "disclosure controls and procedures" (the disclosure controls and other procedures that are designed to provide reasonable assurance that for recording, processing, summarizing, and reporting on a timely basis the information required to be disclosed in the periodic reports that we file with the U.S. Securities and Exchange Commission) as of the end of the (Period).

      The evaluation of our disclosure controls by the CEO and CFO included a review of the controls' objectives and design, the operation of the controls, and the effect of the controls on the information presented in this (Quarterly/Annual) Report. Our management, including the CEO and CFO, does not expect that disclosure controls can or will prevent or detect all errors and all fraud, if any. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Also, projections of any evaluation of the disclosure controls and procedures to future periods are subject to the risk that the disclosure controls and procedures may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      Based on their review and evaluation as of (Current Period) and subject to the inherent limitations as described above, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective. In addition, they are not aware of any change in our internal control over financial reporting during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Comment:

Consolidated Statement of Operations

3. We note in Note 2 that you completed the sale of the Physical Evaluation segment on December 31, 2003 and recorded a non-operating loss of $4.7 million in the fourth quarter of 2003 on the disposal. It appears that you sold the business, JTech Medical Industries, Inc., to the previous owner, Leonard C. Smith, a former employee, officer and director of ZEVEX. Additionally, we note that you did not report the operations of the segment as a discontinued operation. Please tell us and disclose in future filings the following about the transaction:

a) Discuss whether you have significant continuing involvement in the business as defined in EITF 03-13 and paragraph 42 of SFAS 144.

Response to comment 3.a) Consolidated Statement of Operations - significant continuing involvement

As discussed in footnote 2 to the consolidated financial statements, the Company had a continuing obligation to deliver certain inventories upon completion of production. Also, as discussed in footnote 2, the Company may receive additional payments from JTech based upon specifically identified JTech products sold during 2004 and 2005. Included as a component of the sale, the Company executed a manufacturing agreement with JTech, for the production of various component and finished good products at negotiated prices.

SFAS 144 paragraph 42, states "The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flow of the component have been (or will be) eliminated from ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

The Company's interpretation of paragraph 42 of SFAS 144, is that the Company failed to meet the first criterion related to the elimination of cash flow of the component because of the continuing obligation to manufacture and deliver certain inventories, the continuing manufacturing agreement, and the potential to receive payments from the sale of certain JTech products. In considering the second criterion, the Company considered whether it failed the criterion related to significant continuing involvement in that it did not believe that it would have direct "control" over the component of the entity subsequent to disposal. However, as a result of the continuing manufacturing agreement, the Company determined that it could be considered to have control indirectly over the operations of the component due to the significance of the manufacturing process to the business. As a result of the conclusions reached regarding both of these criteria, the Company determined that the disposal should not be classified as a discontinued operation.

The Company relied only on its interpretation of SFAS 144 at the time of the disposal because EITF 03-13 was not initiated until late in 2003, was not finalized until 2004 and its guidance and clarification were not applicable for disposal transactions until fiscal periods beginning after December 15, 2004. However, the Company believes that its conclusions would not have changed had EITF 03-13 been applicable in that paragraph 11.b. discusses that if "The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component's operating and financial policies. Judgement is required in evaluating whether a contract or an arrangement constitutes significant continuing involvement, and all available information should be considered in performing the related
analysis.   The following factors should be considered in that regard; however, no one factor should be considered presumptive or determinative: (1)Significance of the contract or arrangement to the overall operations of the disposed component..." As noted above, it appears that the manufacturing agreement, under EITF 03-13, would also be deemed to constitute significant continuing involvement in the operations of the disposed component and therefore, the disposal should not have been classified as a discontinued operation.


Comment:

         b) How you determined the value of the purchase price to be paid by Mr. Smith.

Response to comment 3.b) Consolidated Statement of Operations - value of the purchase price

During the evaluation process of refocusing the Company as discussed in our Form 10-K for the Year Ended December 31, 2003, and as further discussed below, in response to the changing marketplaces of our business segments, we contacted potential business partners, competitors and business consolidators and solicited levels of interest in partnering with or purchasing our business segments, including our Physical Evaluation business segment. The only formal offer received for our Physical Evaluation business was from Mr. Smith in December 2003. The offer was negotiated and deemed acceptable by management and the Board of Directors based on the continued decrease in sales from this segment, increased sales and marketing expenses, the increased requirement for research and development investment, and the negative contribution margin of the business segment.

Comment:

         c) When management made the decision to dispose of the business.

Response to comment 3.c) Consolidated Statement of Operations - managements decision to dispose of the business

As stated in our Form 10-K for the Year Ended December 31, 2003, in response to the changing marketplaces of our business segments, we evaluated our business opportunities and the need to refocus the Company. During this process, which began in January 2003 we examined and evaluated various options related to the divestiture of one or more business segments of the Company, partnering opportunities, and discontinuation of non-profitable product lines and business segments. During 2003, the Company contacted numerous companies and discussed with them potential business opportunities and options related to the various business segments. It was determined in the middle of the fourth quarter that the Company would divest itself of the Physical Evaluation Business due to continued decline in sales, escalating sales and marketing expenses, additional research and development costs for a new product line, and the negative contribution margin of the business segment. (See Forms 10-Q for the periods ending March 31, 2003, June 30, 2003, and September 30, 2003). The Board of Directors directed management to use its best efforts to complete a transaction of divestiture by year-end December 31, 2003. All potential business parties that had been identified in the evaluation process were contacted and asked for a letter of interest. Mr. Smith was the only party to respond with a letter of interest outlining terms under which he would entertain the potential purchase of the Physical Evaluation business segment. Upon notice of this interest the Company began negotiations with Mr. Smith.

We plan to revise our disclosure in future filings beginning with the filing of our Form 10-Q for the Period Ending June 30, 2005 to address your comments in 3.a), 3.b), and 3.c) to include statements regarding management's decision to dispose of the business, determination of the purchase price and to clarify the obligations of the Company at the time of the sale and in the current period. The proposed disclosure is the following: (The bracketed and underlined portion of the disclosure reflect changes from the previous disclosure)

      [During 2003, in response to the changing marketplaces of the Company's business segments, the Company evaluated its business opportunities and the need to refocus the Company on its core technologies. During this process, the Company examined and evaluated various options related to the divestiture of one or more business segments of the Company, partnering opportunities, and discontinuation of non-profitable product lines and business segments. In the fourth quarter of 2003 it was determined that the Company would divest itself of the Physical Evaluation business due to its continued decline in sales, escalating sales and marketing expenses, additional research and development costs of the new product line, and the negative contribution margin of the business segment.] On December 31, 2003, the Company completed the sale of its Physical Evaluation business. The transaction was accomplished through the sale of all the issued and outstanding capital stock of JTech previously a wholly owned subsidiary of the Company. The transaction was effected by a Stock Purchase Agreement dated December 31, 2003 by and between the Company and Mr. Leonard C. Smith, a former employee, officer and director of the Company, for a [negotiated] purchase price of $1.2 million which was recorded as an "other receivable" at December 31, 2003. Cash of $1,164,500 was received in 2004 and $35,500 was received in February 2005 when the Company satisfied certain obligations to JTech as set forth in the Stock Purchase Agreement. Such obligations included the requirement to deliver inventory, upon completion of production, and certain other equipment. [The Company also has a manufacturing agreement for the manufacture of certain component and finished good products with JTech]. Deferred revenue of $324,000 was recorded related to these obligations, all of which was realized in 2004. The Company may also receive additional payments from the purchaser based upon specifically identified JTech product sales in 2004 and 2005. A loss on the sale of this business in the amount of $4,692,445 was recorded and is shown separately on the 2003 consolidated statement of operations. Such loss consists of the write-off of goodwill and other intangibles as discussed in Note 1 as well as the write-off of certain other JTech related assets totaling approximately $242,000 and the accrual of legal costs associated with this transaction. (The last two sentences will be removed from the quarterly reports as only current and prior year information is included)

Comment:

         d) Why no impairment charge was required prior to the date of sale.

Response to comment 3.d) Consolidated Statement of Operations - impairment charge prior to date of sale the business

During the second quarter of each year the Company reviews goodwill impairment by having a valuation completed by a third party valuation firm. This firm determined that the reporting unit valuation showed an excess of fair value over carrying value for the 2003 impairment test ranging from $1 million using the income approach to $7.3 million using the market approach - private transactions. Included in the information provided to the third party valuation firm were projections based on increased revenue expected from the release of a new product line to be launched in May of 2003 by the Physical Evaluation business segment. Physical Evaluation revenues in the second and third quarters of 2003 were roughly comparable to those quarters in the prior year, decreasing only 4% and 3%, respectively. However, because of continued delays in the product launch (we understand that the product is still not in production by JTech), revenue forecasts for 2003 were missed by 17% and 25%, respectively in each quarter, sales and marketing expenses increased, and additional research and development dollars were being spent in an attempt to bring the product to market. During this period, the Company still believed that the introduction of the new product would generate the revenue forecasted, but such revenue would only be delayed. During the fourth quarter of 2003, sales demand dropped sharply, and revenue decreased by 44% compared to prior year revenue for the same period (54% off forecast). It was not determined that an impairment existed until the Company completed its evaluation of the marketplace without a new product launch (which appeared to be declining significantly given the fourth quarter revenue) and the cost/benefit of continuing with the research and development efforts required to achieve the product launch. At this time the Company entered into negotiations to sell the business segment as describe above in the response to comment 3.c. The amount of the projected loss on the sale of the business was not determined until an offer to purchase the Physical Evaluation business segment had been received, negotiated, and accepted in principle from Mr. Smith in December of 2003.

Comment:

         e) Why you believe your presentation of the loss as non-operating is appropriate. Refer to paragraph 45 of SFAS 144

Response to comment 3.e) Consolidated Statement of Operations - presentation of the loss as non-operating

Paragraph 45 of SFAS No. 144 refers to the treatment of "a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity..." stating that such gain or loss "shall be included in income from continuing operations before income taxes in the income statement..." and that "if a subtotal such as "income from operations is presented, it shall include the amounts of those gains or losses." However, paragraph 41 defines a component of an entity as being comprised of "operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4)." In this case, Physical Evaluation was a reportable segment, therefore, the Company determined that it was a component of an entity and as such, the Company did not believe that paragraph 45 applied specifically to its situation.

The Company then evaluated whether it met the criteria of paragraph 42 such that it would be required to present this sale as a discontinued operation. Because management determined that the cash flow of the component had not been eliminated from ongoing operations at the time of the disposal (as previously discussed above), it determined that the sale would not qualify as a discontinued operation.

Therefore, the Company then evaluated the proper presentation of the sale in the statement of operations. Because the sale did not qualify as a discontinued operation, the Company concluded that it would have to be reflected in continuing operations. However, because the sale was a sale of a reporting segment (a component of an entity), the Company determined that it was more properly reflected in other income/expense rather than "operating income". The Company prominently displayed the loss on sale of JTech on the statement of operations and provided substantial disclosure regarding the transaction in the footnotes and MD&A.

Comment:

Note 1. Description of Organization and Business Summary of Significant Accounting Polices

4. We note that certain of your foreign sales are made through distributors, including Nestle. We also note that in fiscal 2004 you entered into strategic agreements with Numico from which you expect to receive $3.5 million in revenue in fiscal 2005 and more than $7.0 million in revenue in the following years. Please tell us and revise future filings to disclose your revenue recognition policy regarding sales to Nestle, Numico and any other distributors. Discuss any post-shipment obligations relating to these sales, including right of return, price protection, volume pricing rebates and stock rotation rights. Cite the accounting guidance in which you placed reliance.

Response to comment 4. Revenue Recognition

As discussed in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, Nestle, Numico, and our other distributors are the exclusive distributors of certain ZEVEX enteral feeding pumps in various geographical locations. These agreements allow for Nestle, Numico, or other distributors to distribute under private label or ZEVEX label, in certain instances, our technology and products. Under the terms of the agreements product is sold to Nestle, Numico, or other distributors on a purchase order basis. There are no post-shipment obligations other than warranty service related to the product, no rights to return the product unless it is defective, no price protection except for terms in certain contracts related to material or manufacturing costs, and no volume pricing rebates or stock rotation rights. We plan to revise our disclosure in future filings beginning with the filing of our Form 10-Q for the Period Ending June 30, 2005. The proposed disclosure is the following: (The bracketed and underlined portion of the disclosure reflects changes from the previous disclosure)

      Revenue Recognition

      We recognize revenue from products sold directly to end customers when persuasive evidence of an arrangement exists, the price is fixed and determinable, shipment is made and title has passed, and collectibility is reasonably assured. If such criteria are not met, revenue is deferred.

      [We recognize revenue from products sold to distributors when persuasive evidence of an arrangement exists, the price is fixed and determinable, shipment is made and title has passed, and collectibility is reasonably assured. If such criteria are not met, revenue is deferred. There are no post-shipment obligations other than warranty service related to the product, no rights to return the product unless it is defective, no price protection, and no volume pricing rebates or stock rotation rights.]

      Contracts to perform engineering design and product development services are generally performed on a time and materials basis. Revenue generally is recognized as milestones are achieved.

      We account for revenue from software transactions pursuant to SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-4 and SOP No. 98-9. SOP No. 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post-contract customer support, installation, or training. Under SOP No. 97-2, the determination of fair value is based on objective evidence, which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. As of December 31, 2003 we sold our Physical Evaluation business and no longer sell software or related services. (This paragraph of the disclosure will not be included in the quarterly filings as only the current and prior period are presented).

In addition to responding to your comments we are providing the following statement:

      The Company hereby acknowledges that a) the Company is responsible for the adequacy of the disclosure in its filings; b) that staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Please feel free to contact me at 801-264-1001 ext. 218 with any questions regarding the above.

Sincerely,


/s/Phillip L. McStotts

Phillip L. McStotts
Chief Financial Officer